UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HCA Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404119109	Page 2 of 11

1.	Name of Reporting Person. Bain Capital Integral Investors 2006, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 91,845,692*
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109	Page 3 of 11

1.	Name of Reporting Person. BCIP TCV, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 91,845,692*
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109	Page 4 of 11

1.	Name of Reporting Person. Bain Capital Hercules Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 91,845,692*
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109	Page 5 of 11

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

HCA Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Bain Capital Integral Investors 2006, LLC

BCIP TCV, LLC

Bain Capital Hercules Investors, LLC

(b)	Address of Principal Business Office, or, if None, Residence:

c/o Bain Capital Investors, LLC

111 Huntington Avenue

Boston, MA 02199

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)	CUSIP Number:

404119109

CUSIP No. 404119109	Page 6 of 11

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II, LLC holds 91,845,692 Shares, or 97.3%, of the common stock of the Issuer. The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr, the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC. On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation. Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity have the right under Hercules Holding II, LLC’s limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

Bain Capital Integral Investors 2006, LLC (“Integral 2006”), whose administrative member is Bain Capital Investors, LLC (“BCI”), indirectly owns 21,720,908 shares or 23.02% of Common stock of HCA Inc. by virtue of its membership in Hercules Holding II, LLC. Because BCI is the administrative member of Integral 2006, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Integral 2006. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

BCIP TCV, LLC (“BCIP TCV”), whose administrative member is BCI, indirectly owns 156,670 shares or less than 1% of common stock of HCA Inc. by virtue of its membership in Hercules Holding II, LLC. Because BCI is the administrative member of BCIP TCV, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by BCIP TCV. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein

CUSIP No. 404119109	Page 7 of 11

Bain Capital Hercules Investors, LLC (“Hercules Investors”), whose administrative member is BCI, indirectly owns 1,495,755 shares or 1.59% of common stock of HCA Inc. by virtue of its membership in Hercules Holding II, LLC. Because BCI is the administrative member of Hercules Investors, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Hercules Investors. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Integral 2006, BCIP TCV, and Hercules Investors entered into a Joint Filing Agreement, dated February 17, 2009, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which Integral 2006, BCIP TCV, and Hercules Investors have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 404119109	Page 8 of 11

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 91,845,692 shares, or 97.3%, of the Shares of the Issuer. Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation. Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Kohlberg Kravis Roberts & Co. L.P	Affiliates of Merrill Lynch Global Private Equity	Affiliates of Dr. Thomas F. Frist, Jr.

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

OPERF Co-Investment L.L.C.

KKR PEI Investments, L.P.

KKR PEI Associates, L.P.

KKR PEI GP Limited

Kohlberg Kravis Roberts & Co. L.P.

KKR & Co. L.L.C.

KKR Partners III, L.P.

KKR III GP L.L.C.

Bank of America Corporation

Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.

Merrill Lynch GP Inc.

ML Global Private Equity Partners, L.P.

MLGPE Ltd

ML Global Private Equity Fund, L.P.

ML HCA Co-Invest, Ltd.

ML HCA Co-Invest, LP

Merrill Lynch Ventures, LLC

Merrill Lynch Ventures L.P. 2001

Dr. Thomas F. Frist, Jr. Thomas F. Frist, III Patricia C. Frist Patricia F. Elcan Frisco, Inc. Frisco Partners William R. Frist

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 404119109	Page 9 of 11

Item 10. Certifications.

Not applicable.

CUSIP No. 404119109	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
By:	Bain Capital Investors, LLC, its administrative member.

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member.

BAIN CAPITAL HERCULES INVESTORS, LLC
By:	Bain Capital Investors, LLC, its administrative member.

By:	/s/ John Connaughton
Name:	John Connaughton
Title:	Managing Director

CUSIP No. 404119109	Page 11 of 11

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individual eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2009

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
By:	Bain Capital Investors, LLC, its administrative member.

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member.

BAIN CAPITAL HERCULES INVESTORS, LLC
By:	Bain Capital Investors, LLC, its administrative member.

By:	/s/ John Connaughton
Name:	John Connaughton
Title:	Managing Director